REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K

dated November 16, 2006

This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3 (File no. 333-138528), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended.

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza

Mesrutiyet Caddesi No.153

34430 Tepebasi

Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosure:             Press release dated November 16, 2006—Turkcell Continues to Evaluate New Investment Opportunities in the Region.

FOR IMMEDIATE RELEASE

TURKCELL CONTINUES TO EVALUATE NEW INVESTMENT OPPORTUNITIES IN THE REGION

Istanbul, Turkey: November 16, 2006 — Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), (Istanbul: TCELL, NYSE: TKC), announced today, in response to recent media reports, that it confirms that as part of its efforts to selectively seek and evaluate new international investment opportunities, it is investigating, among others, the possibility of a purchase of TIM Hellas Telecommunications S.A., the Greek GSM mobile operator. No decision to make an offer to purchase this company has been taken. Turkcell would require a Board decision to make such an offer. Turkcell does not intend to make any further comments or announcements until and unless there is a Board decision to make such an offer.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 30.8 million post-paid and pre-paid customers as of September 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 537 operators in 193 countries as of November 10, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For additional information, please contact:

Contact:

Turkcell:
Investors:	Media:
Koray Ozturkler, Investor Relations	Doruk Arbay, Corporate Communications
Tel: +90-212-313-1500	Tel: + 90-212-313-2319
Email: koray.ozturkler@turkcell.com.tr	Email: doruk.arbay@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 16, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler
Title: Head of Investor Relations

Date: November 16, 2006	By:	/s/ Ferda Atabek
Name:Ferda Atabek
Title: Investor Relations Officer